SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  28 June 2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 10 June 2013
99.2	Transaction in Own Shares dated 14 June 2013
99.3	Transaction in Own Shares dated 17 June 2013
99.4	Transaction in Own Shares dated 18 June 2013
99.5	Transaction in Own Shares dated 19 June 2013
99.6	Transaction in Own Shares dated 20 June 2013
99.7	Transaction in Own Sharesdated 24 June 2013
99.8	Transaction in Own Shares dated 25 June 2013
99.9	Transaction in Own Shares dated 26 June 2013
99.10	Transaction in Own Shares dated 26 June 2013

Exhibit 99.1

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 14 June 2013 it acquired 104,000 of its own ordinary shares at an average price of 1828.0443 pence per ordinary share. The highest and lowest prices paid for these shares were 1837 pence per share and 1814 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 3,276,847 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 265,482,450.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.2

InterContinental Hotels Group PLC (the "Company")
Transaction in Own Shares

The Company announces that on 17 June 2013 it acquired 121,000 of its own ordinary shares at an average price of 1827.6640 pence per ordinary share. The highest and lowest prices paid for these shares were 1837 pence per share and 1818 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 3,397,847 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 265,361,450.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.3

InterContinental Hotels Group PLC (the "Company")
Transaction in Own Shares

The Company announces that on 18 June 2013 it acquired 175,000 of its own ordinary shares at an average price of 1825.2842 pence per ordinary share. The highest and lowest prices paid for these shares were 1831 pence per share and 1817 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 3,572,847 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 265,186,450.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.4

InterContinental Hotels Group PLC (the "Company")
Transaction in Own Shares

The Company announces that on 19 June 2013 it acquired 196,000 of its own ordinary shares at an average price of 1817.5417 pence per ordinary share. The highest and lowest prices paid for these shares were 1826 pence per share and 1812 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 3,768,847 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 264,990,450.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.5

InterContinental Hotels Group PLC (the "Company")
Transaction in Own Shares

The Company announces that on 20 June 2013 it acquired 204,000 of its own ordinary shares at an average price of 1789.9510 pence per ordinary share. The highest and lowest prices paid for these shares were 1802 pence per share and 1769 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 3,972,847 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 264,786,450.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.6

InterContinental Hotels Group PLC (the "Company")
Transaction in Own Shares

The Company announces that on 21 June 2013 it acquired 216,274 of its own ordinary shares at an average price of 1788.2737 pence per ordinary share. The highest and lowest prices paid for these shares were 1814 pence per share and 1774 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 4,189,121 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 264,570,176.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.7

InterContinental Hotels Group PLC (the "Company")
Transaction in Own Shares

The Company announces that on 24 June 2013 it acquired 137,000 of its own ordinary shares at an average price of 1751.7414 pence per ordinary share. The highest and lowest prices paid for these shares were 1781 pence per share and 1733 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 4,326,121 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 264,433,176.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.8

InterContinental Hotels Group PLC (the "Company")
Transaction in Own Shares

The Company announces that on 25 June 2013 it acquired 101,000 of its own ordinary shares at an average price of 1751.5657 pence per ordinary share. The highest and lowest prices paid for these shares were 1766 pence per share and 1740 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 4,427,121 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 264,332,176.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.9

InterContinental Hotels Group PLC (the "Company")
Transaction in Own Shares

The Company announces that on 26 June 2013 it acquired 112,000 of its own ordinary shares at an average price of 1774.9934 pence per ordinary share. The highest and lowest prices paid for these shares were 1784 pence per share and 1763 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 4,539,121 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 264,220,176.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.10

InterContinental Hotels Group PLC (the "Company")
Transaction in Own Shares

The Company announces that on 27 June 2013 it acquired 122,000 of its own ordinary shares at an average price of 1792.0866 pence per ordinary share. The highest and lowest prices paid for these shares were 1808 pence per share and 1767 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 4,661,121 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 264,098,176.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	28 June 2013